MORGAN STANLEY & CO. LLC.	J.P. MORGAN SECURITIES LLC	BARCLAYS CAPITAL INC.
1585 Broadway New York, New York 10036	383 Madison Avenue New York, NY 10179	745 Seventh Avenue New York, NY 10019

June 17, 2015

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

 Washington, D.C. 20549

 Attn: Mara L. Ransom

Re:	TerraForm Power, Inc.
Registration Statement on Form S-1 (File No. 333-204033)

Ladies and Gentlemen:

As the representatives of the several underwriters of the proposed public offering of common stock of TerraForm Power, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on June 18, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated June 17, 2015, through the time of effectiveness:

Preliminary Prospectus dated June 17, 2015:

3000 copies to 3000 prospective underwriters, institutional investors, dealers and others.

            We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Tom Boyle
Name:	Tom Boyle
Title:	Executive Director

J.P. Morgan Securities LLC

By:	/s/ Geoffrey Paul
Name:	Geoffrey Paul
Title:	Managing Director

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

[TERP – Acceleration Request]